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                 PROSPECTUS SUPPLEMENT DATED NOVEMBER 26, 1997

                           [ANIKA LOGO APPEARS HERE]

  Anika Therapeutics, Inc. (the "Company") calls your attention to the disclosure under the caption "Business--Legal Proceedings" on page 42 of its Prospectus dated November 25, 1997, in which the Company refers to certain correspondence received from a competitor. The Company has been informed subsequent to the preparation of the Prospectus, that on November 25, 1997, the competitor, Biomatrix, Inc., filed a complaint against the Company in the United States District Court for the District of Massachusetts seeking injunctive relief and damages with respect to certain of the claims made in the correspondence. Such claims allege, among other things, that the Company has made false and misleading statements about a Biomatrix product and one of the Company's products. The Company believes that these claims are without merit and will vigorously seek to protect its rights regarding such claims. While the Company is still investigating the matter, it does not believe the matter will have a material adverse effect on its business, financial position or results of operations.